UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

May 14, 2020
Commission File Number 1-15200

Equinor ASA

(Translation of registrant’s name into English)
FORUSBEEN 50, N-4035, STAVANGER, NORWAY
(Address of principal executive offices )

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F   X      Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

This Report on Form 6-K contains a press release issued by Equinor ASA on May 14, 2020, entitled "Annual general meeting approved dividend of USD 0.27 per share for fourth quarter 2019".

Annual general meeting approved dividend of USD 0.27 per share for fourth quarter 2019.

On 14 May 2020, the annual general meeting (AGM) of shareholders in Equinor ASA (OSE: EQNR, NYSE:EQNR) approved the annual report and accounts for Equinor ASA for 2019, as proposed by the board of directors.

The annual accounts and the annual report for Equinor ASA and the Equinor group for 2019 were approved, and a dividend of US dollar (”USD”) 0.27 per share will be distributed for the fourth quarter of 2019.

The fourth quarter 2019 dividend accrues to the shareholders as registered in Equinor’s shareholder register with the Norwegian Central Securities Depository (VPS) as of expiry of 18 May 2020 (the ”Record Date”).

Subject to ordinary settlement in VPS, this implies that the right to dividends accrues to shareholders as of 14 May 2020. The shares will be traded ex-dividend on the Oslo Stock Exchange (Oslo Børs) from and including 15 May 2020. The same dates are applicable for the US ADR (American Depository Receipts) holders.

Shareholders whose shares trade on the Oslo Stock Exchange will receive their dividend in Norwegian kroner (”NOK”). The NOK dividend will be communicated on 22 May 2020. The expected payment date for the dividend in NOK and USD under the ADR program is on or around 29 May 2020.

The AGM authorised the board of directors to resolve quarterly dividend payments until the next ordinary annual general meeting, but not beyond 30 June 2021.

As part of the implementation of the company`s share buy-back programme, a reduction in capital through the cancellation of own shares and the redemption of shares belonging to the Norwegian government was approved by the annual general meeting.

The below proposals from shareholders were up for voting. The shareholders’ supporting statement and the board’s response is available at www.equinor.com/agm

1) To set short-, medium-, and long-term net carbon intensity targets (including Scope 1, 2 and 3). The shareholder’s proposal was not adopted.

2) To stop all exploration activity and test drilling for fossil energy resources.The shareholder’s proposal was not adopted.

3) Consider the health effects of global warming due to fossil energy in the company’s further strategy. The shareholder’s proposal was not adopted.

4) To refrain from oil and gas exploration and production activities in certain areas. The shareholder’s proposal was not adopted.

5) To stop all oil and gas activities outside the Norwegian continental shelf. The shareholder’s proposal was not adopted.

6) To set new direction for the company including phasing out of all exploration activities within two years. The shareholder’s proposal was not adopted.

The AGM endorsed the board’s report for 2019 on Corporate Governance. Furthermore, the AGM endorsed the board of directors’ declaration on remuneration and other employment terms for the corporate executive committee together with the board of directors’ guidelines on stipulation of salary and other remuneration for executive management.

Remuneration to the company's external auditor was also approved.

Members to the corporate assembly and the nomination committee were elected in line with the nomination committee's proposal. Tone Lunde Bakker is re-nominated as chair and Nils Bastiansen is re- nominated as deputy chair of the corporate assembly. Tone Lunde Bakker will continue as chair of the nomination committee. Full overview of elected members of the corporate assembly and nomination committee are to be found in the enclosed minutes of the annual general meeting.

The AGM authorised the board to acquire Equinor shares in the market on behalf of the company in order to continue the share saving plan for employees. The authorisation shall be valid until the next annual general meeting, but not beyond 30 June 2021.

The AGM also authorised the board to acquire Equinor shares in the market for subsequent annulment. Own shares acquired pursuant to this authorisation may only be used for annulment through a reduction on the company’s share capital. The authorisation shall be valid until the next annual general meeting, but not beyond 30 June 2021.

Please find enclosed the complete minutes of the AGM.

MINUTES OF THE ANNUAL GENERAL MEETING OF EQUINOR ASA 14 MAY 2020

The annual general meeting of Equinor ASA was held on 14 May 2020 at Equinor Business Center, Forusbeen 50, 4035 Stavanger, Norway.

The chair of the board, the chair of the corporate assembly, the president and CEO, general counsel and the company’s auditor attended. Company secretary Marte Johanson Hanasand recorded the minutes of the meeting.

The agenda was as follows:

1.	Opening of the annual general meeting by the chair of the corporate assembly Tone Lunde Bakker, chair of the corporate assembly, opened the meeting.
2.

Registration of attending shareholders and proxies
A list of shareholders represented at the annual general meeting, either by advance voting, in person or by proxy, is attached in Appendix 1 to these minutes.

3.	Election of the chair of the meeting The general meeting agreed on the following resolution: “Tone Lunde Bakker, chair of the corporate assembly, is elected chair of the meeting.”
4.	Approval of the notice and the agenda The general meeting agreed on the following resolution: “The notice and proposed agenda are approved.”
5.

Election of two persons to co-sign the minutes together with the chair of the meeting
The general meeting adopted the following resolution:

“Bjørn Ståle Haavik and Ingvild Hjellbakk Scott are elected to co-sign the minutes together with the chair of the meeting.”

6.

Approval of the annual report and accounts for Equinor ASA and the Equinor group for 2019, including the board of directors’ proposal for distribution of fourth quarter 2019 dividend.
The chair of the meeting informed the general meeting that the annual report and accounts, the auditor’s report and the recommendation from the corporate assembly have been made available on the company’s webpage. Recitation was therefore not necessary.

In accordance with the proposal of the board, the general meeting adopted the following resolution:

“The annual accounts and the annual report for 2019 for Equinor ASA and the Equinor group, including group contribution of USD 283 million are approved. A fourth quarter 2019 dividend of USD 0.27 per share is approved to be distributed ”

7.	Authorisation to distribute dividend based on approved annual accounts for 2019
In accordance with the proposal from the board, the general meeting adopted the following resolution:

“The general meeting of Equinor ASA hereby authorises the board of directors to resolve the payments of dividend based on the company’s approved annual accounts for 2019, cf. the Norwegian Public Limited Liability Companies Act section 8-2, second paragraph.

The board of directors shall, when using the authorisation, make its decision in accordance with the company’s approved dividend policy. The board of directors shall before each decision to approve the payment of dividends consider if the company, after the payment of dividends, will have sufficient equity and liquidity.

The authorisation shall be valid until the next annual general meeting, but no later than 30 June 2021.”

8.	Reduction in capital through the cancellation of own shares and the redemption of shares belonging to the Norwegian government
The general meeting agreed on the following resolution:

“As part of the implementation of the company`s share buy-back programme, the company`s share capital will be reduced by NOK 202,433,780 from NOK 8,346,653,047.50 to NOK 8,144,219,267.50. Of the total capital reduction amount

(i) NOK 66,803,147.50 will be used to annul 26,721,259 own shares, and
(ii) NOK 135,630,632.50 will be used to redeem and annul 54,252,253 shares owned by the Norwegian government by the Ministry of Petroleum and Energy.

In addition to the capital reduction amount in (ii), the Norwegian government by the Ministry of Petroleum and Energy shall receive NOK 9,122,727,377.55, with a deduction for fourth quarter 2019 dividend of USD 0,27 per share and corresponding interest compensation of USD 14,710,769.68. The part of the amount paid to the government that exceeds the nominal value of the shares, shall be covered by retained earnings.

With effect from the time the capital reduction has been registered the Article 3 of the company’s Articles of Association read as follows:

“The share capital of the company is NOK 8,144,219,267.50 divided into 3.257.687.707 shares of NOK 2.50 each””

9.	Proposal from shareholder to set short-, medium-, and long-term net carbon intensity targets (including Scope 1, 2 and 3)
A shareholder had proposed that the company sets short-, medium-, and long-term net carbon intensity targets (including Scope 1, 2 and 3).

The shareholder’s proposal was not adopted.

10

Proposal from shareholder to stop all exploration activity and test drilling for fossil energy resources
A shareholder had proposed that the company would to stop all exploration activity and test drilling for fossil energy resources.

The shareholder’s proposal was not adopted.

11.	Proposal from shareholder to consider the health effects of global warming due to fossil energy in the company’s further strategy
A shareholder had proposed that the company would consider the health effects of global warming due to fossil energy in the company’s further strategy.

The shareholder’s proposal was not adopted.

12.

Proposal from shareholders to refrain from oil and gas exploration and production activities in certain areas
Two shareholders had proposed that the company abstain from exploration and drilling in frontier areas, immature areas, and in areas with high biodiversity importance.

The shareholders’ proposal was not adopted.

13.	Proposal from shareholder to stop all oil and gas activities outside the Norwegian continental shelf
A shareholder had proposed that the company would stop all oil and gas activities outside the Norwegian continental shelf and sell its rights to other market players.

The shareholder’s proposal was not adopted.

14.	Proposal from shareholder regarding new direction for the company including phasing out of all exploration activities within two years
A shareholder had proposed that the board presents a strategy for real business transformation to sustainable energy production, thus reducing shareholder risk and ensuring shareholder value.

The shareholder’s proposal was not adopted.

15.

The board of directors’ report on Corporate Governance
The board’s report on Corporate Governance was presented. The report is included in the annual report.

In accordance with the proposal from the board, the general meeting adopted the following resolution:

“The general meeting endorses the board of directors’ report on Corporate Governance.”

16.	The board of directors’ declaration on remuneration and other employment terms for Equinor’s corporate executive committee
Jon Erik Reinhardsen, chair of the board of directors, presented the board’s statement relating to executive management remuneration.

16.1	Advisory vote related to the board of directors’ guidelines on stipulation of salary and other remuneration for executive management
In accordance with the proposal from the board, the general meeting adopted the following resolution:

“The general meeting endorses the board of directors’ guidelines on stipulation of salary and other remuneration for executive management.”

16.2

Approval of the board of directors’ guidelines on remuneration linked to the development of the company’s share price
In accordance with the proposal from the board, the general meeting adopted the following resolution:

“The general meeting approves the board of directors’ guidelines on remuneration for executive management linked to the development of the company’s share price.”

17.

Approval of remuneration for the company’s external auditor for 2019
The general meeting adopted the following resolution:

“Remuneration to the auditor for 2019 of NOK 27,063,000 for Equinor ASA is approved.”

18.	Election of members to the corporate assembly
In accordance with the proposal form the nomination committee, the general meeting adopted the following resolution:

“The following persons are elected as shareholder-elected members of Equinor ASA’s corporate assembly effective as of 15 May 2020 until the annual general meeting in 2022:

1. Tone Lunde Bakker (nominated as chair for the corporate assembly’s election) (existing chair)
2. Nils Bastiansen (nominated as deputy chair for the corporate assembly’s election) (existing member and deputy chair)
3. Greger Mannsverk (existing member)
4. Terje Venold (existing member)
5. Kjersti Kleven (existing member)
6. Finn Kinserdal (existing member)
7. Jarle Roth (existing member)
8. Kari Skeidsvoll Moe (existing member)
9. Kjerstin Fyllingen (new member, former 1. deputy member)
10. Kjerstin Rasmussen Braathen (new member)
11. Mari Rege (new member)
12. Brynjar Kristian Forbergskog (new member)

The following persons are elected as shareholder-elected deputy members of Equinor ASA’s corporate assembly effective as of 15 May 2020 until the annual general meeting in 2022:

1. deputy member: Knut Nesse (new member)
2. deputy member: Trond Straume (new member)
3. deputy member: Nina Kivijervi Jonassen (existing member)
4. deputy member: Martin Wien Fjell (existing member)”

19.

Determination of remuneration for the corporate assembly
In accordance with the proposal of the nomination committee, the general meeting adopted the following resolution:

“The remuneration to the corporate assembly is until the next annual general meeting in 2021 unchanged and is as follows:

Chair                     NOK 129,100/annually
Deputy chair         NOK 68,100/annually
Members               NOK 47,850/annually
Deputy members   NOK 6,850/meeting”

20.

Election of members to the nomination committee
In accordance with the proposal of the nomination committee, the general meeting adopted the following resolution:

“The following persons are elected as members of the nomination committee as of 15 May 2020 until the annual general meeting in 2022:

1. Tone Lunde Bakker (existing chair)
2. Bjørn Ståle Haavik (new member)
3. Jarle Roth (existing member)
4. Berit L. Henriksen (existing member)

Andreas Hilding Eriksen (new deputy member) is elected as a personal deputy member for Bjørn Ståle Haavik, Ministry of Petroleum and Energy, effective as of 15 May 2020 until the annual general meeting in 2022.”

21.

Determination of remuneration to the nomination committee
In accordance with the proposal of the nomination committee, the general meeting adopted the following resolution:

“The remuneration to the nomination committee is with effect until the next annual general meeting in 2021 unchanged and is as follows:

Chair                     NOK 12,850/meeting
Members               NOK 9,500/meeting”

22.

Authorisation to acquire Equinor ASA shares in the market to continue operation of the share savings plan for employees
In accordance with the proposal of the board, the general meeting adopted the following resolution:

“The board of directors is authorised on behalf of the company to acquire Equinor shares in the market. The authorisation may be used to acquire own shares at a total nominal value of up to NOK 38,000,000.

Shares acquired pursuant to this authorisation may only be used for sale and transfer to employees of the Equinor group as part of the group’s share saving plan, as approved by the board of directors. The minimum and maximum amount that may be paid per share will be NOK 50 and 500 respectively.

The authorisation is valid until the next annual general meeting in 2021, but no later than 30 June 2021. This authorisation replaces the previous authorisation to acquire own shares for implementation of the share saving plan for employees granted by the annual general meeting on 15 May 2019.”

23.

Authorisation to acquire Equinor ASA shares in the market for subsequent annulment
In accordance with the proposal of the board, the general meeting adopted the following resolution:

“The general meeting of Equinor ASA hereby authorises the board of directors to acquire in the market on behalf of the company, Equinor shares with a face value of up to NOK 187,500,000.

The minimum and maximum amount that can be paid per share will be NOK 50 and NOK 500, respectively. Within these limits, the board of directors shall itself decide at what price and at what time such acquisition shall take place.

Own shares acquired pursuant to this authorisation may only be used for annulment through a reduction of the company’s share capital, pursuant to the Norwegian Public Limited Liability Companies Act section 12-1.

The authorisation shall be valid until the next annual general meeting, but no later than 30 June 2021.”

***** There were no further matters for discussion and the annual general meeting was closed. Stavanger, 14 May 2020

_________[Signed]___________	_________[Signed]___________	_________[Signed]___________
Tone Lunde Bakker	Bjørn Ståle Haavik	Ingvild Hjellbakk Scott

Appendix 1: Overview of shares represented at the ordinary general meeting, either by advance voting, in person or by proxy.

Appendix 2: The voting results for the individual issues

Number of persons with voting rights represented/attended: 12

	Number of shares	% sc
Total shares	3,338,661,219
- own shares of the company	35,210,871
Total shares with voting rights	3,303,450,348
Represented by own shares	2,237,000,593	67.72%
Represented by advance vote	123,834,664	3.75%
Sum own shares	2,360,835,257	71.47%
Represented by proxy	2,777,387	0.08%
Represented by voting instruction	178,209,003	5.40%
Sum proxy shares	180,986,390	5.48%
Total represented with voting rights	2,541,821,647	76.94%
Total represented by share capital	2,541,821,647	76.13%

Registrar for the company:
DNB Bank ASA

_______________________________
Signature company:
EQUINOR ASA

_______________________________

Protocol for general meeting EQUINOR ASA

Shares class	FOR	Against	Poll in	Abstain	Poll not registered	Represented shares with voting rights
Agenda item 3 Election of chair for the meeting
Ordinary	2,541,679,660	22,396	2,541,702,056	119,591	0	2,541,821,647
votes cast in %	100.00%	0.00%		0.00%
representation of sc in %	99.99%	0.00%	100.00%	0.01%	0.00%
total sc in %	76.13%	0.00%	76.13%	0.00%	0.00%
Total	2,541,679,660	22,396	2,541,702,056	119,591	0	2,541,821,647

Agenda item 4 Approval of the notice and the agenda
Ordinary	2,541,716,717	213	2,541,716,930	104,717	0	2,541,821,647
votes cast in %	100.00%	0.00%		0.00%
representation of sc in %	100.00%	0.00%	100.00%	0.00%	0.00%
total sc in %	76.13%	0.00%	76.13%	0.00%	0.00%
Total	2,541,716,717	213	2,541,716,930	104,717	0	2,541,821,647

Agenda item 5 Election of two persons to co-sign the minutes together with the chair of the meeting
Ordinary	2,541,687,168	2,613	2,541,689,781	131,866	0	2,541,821,647
votes cast in %	100.00%	0.00%		0.00%
representation of sc in %	100.00%	0.00%	100.00%	0.01%	0.00%
total sc in %	76.13%	0.00%	76.13%	0.00%	0.00%
Total	2,541,687,168	2,613	2,541,689,781	131,866	0	2,541,821,647

Agenda item 6 Approval of the annual report and accounts for Equinor ASA and the Equinor group for 2019, including the board of directors’ proposal for distribution of fourth quarter 2019 dividend
Ordinary	2,539,539,923	2,189,656	2,541,729,579	92,068	0	2,541,821,647
votes cast in %	99.91%	0.09%		0.00%
representation of sc in %	99.91%	0.09%	100.00%	0.00%	0.00%
total sc in %	76.07%	0.07%	76.13%	0.00%	0.00%
Total	2,539,539,923	2,189,656	2,541,729,579	92,068	0	2,541,821,647

Agenda item 7 Authorisation to distribute dividend based on approved annual accounts for 2019
Ordinary	2,539,133,641	2,623,822	2,541,757,463	64,184	0	2,541,821,647
votes cast in %	99.90%	0.10%		0.00%
representation of sc in %	99.89%	0.10%	100.00%	0.00%	0.00%
total sc in %	76.05%	0.08%	76.13%	0.00%	0.00%
Total	2,539,133,641	2,623,822	2,541,757,463	64,184	0	2,541,821,647

Agenda item 8 Reduction in capital through the cancellation of own shares and the redemption of shares belonging to the Norwegian government
Ordinary	2,538,346,557	3,339,652	2,541,686,209	135,438	0	2,541,821,647
votes cast in %	99.87%	0.13%		0.00%
representation of sc in %	99.86%	0.13%	100.00%	0.01%	0.00%
total sc in %	76.03%	0.10%	76.13%	0.00%	0.00%
Total	2,538,346,557	3,339,652	2,541,686,209	135,438	0	2,541,821,647

Agenda item 9 Proposal from shareholder to set short-, medium-, and long-term net carbon intensity targets (including Scope 1, 2 and 3)
Ordinary	81,671,068	2,457,139,586	2,538,810,654	3,010,993	0	2,541,821,647
votes cast in %	3.22%	96.78%		0.00%
representation of sc in %	3.21%	96.67%	99.88%	0.12%	0.00%
total sc in %	2.45%	73.60%	76.04%	0.09%	0.00%
Total	81,671,068	2,457,139,586	2,538,810,654	3,010,993	0	2,541,821,647

Agenda item 10 Proposal from shareholder to stop all exploration activity and test drilling for fossil energy resources
Ordinary	6,182,343	2,532,270,639	2,538,452,982	3,368,665	0	2,541,821,647
votes cast in %	0.24%	99.76%		0.00%
representation of sc in %	0.24%	99.62%	99.87%	0.13%	0.00%
total sc in %	0.19%	75.85%	76.03%	0.10%	0.00%
Total	6,182,343	2,532,270,639	2,538,452,982	3,368,665	0	2,541,821,647

Agenda item 11 Proposal from shareholder to consider the health effects of global warming due to fossil energy in the company’s further strategy
Ordinary	8,977,100	2,532,198,027	2,541,175,127	646,520	0	2,541,821,647
votes cast in %	0.35%	99.65%		0.00%
representation of sc in %	0.35%	99.62%	99.98%	0.03%	0.00%
total sc in %	0.27%	75.85%	76.11%	0.02%	0.00%
Total	8,977,100	2,532,198,027	2,541,175,127	646,520	0	2,541,821,647

Agenda item 12 Proposal from shareholders to refrain from oil and gas exploration and production activities in certain areas
Ordinary	14,532,519	2,516,162,862	2,530,695,381	11,126,266	0	2,541,821,647
votes cast in %	0.57%	99.43%		0.00%
representation of sc in %	0.57%	98.99%	99.56%	0.44%	0.00%
total sc in %	0.44%	75.36%	75.80%	0.33%	0.00%
Total	14,532,519	2,516,162,862	2,530,695,381	11,126,266	0	2,541,821,647

Agenda item 13 Proposal from shareholder to stop all oil and gas activities outside the Norwegian continental shelf
Ordinary	5,349,536	2,533,078,643	2,538,428,179	3,393,468	0	2,541,821,647
votes cast in %	0.21%	99.79%		0.00%
representation of sc in %	0.21%	99.66%	99.87%	0.13%	0.00%
total sc in %	0.16%	75.87%	76.03%	0.10%	0.00%
Total	5,349,536	2,533,078,643	2,538,428,179	3,393,468	0	2,541,821,647

Agenda item 14 Proposal from shareholder regarding new direction for the company including phasing out of all exploration activities within two years
Ordinary	10,146,028	2,528,256,832	2,538,402,860	3,418,787	0	2,541,821,647
votes cast in %	0.40%	99.60%		0.00%
representation of sc in %	0.40%	99.47%	99.87%	0.14%	0.00%
total sc in %	0.30%	75.73%	76.03%	0.10%	0.00%
Total	10,146,028	2,528,256,832	2,538,402,860	3,418,787	0	2,541,821,647

Agenda item 15 The board of directors’ report on Corporate Governance
Ordinary	2,541,623,687	30,109	2,541,653,796	167,851	0	2,541,821,647
votes cast in %	100.00%	0.00%		0.00%
representation of sc in %	99.99%	0.00%	99.99%	0.01%	0.00%
total sc in %	76.13%	0.00%	76.13%	0.01%	0.00%
Total	2,541,623,687	30,109	2,541,653,796	167,851	0	2,541,821,647

Agenda item 16.1 Advisory vote related to the board of directors’ guidelines on stipulation of salary and other remuneration for executive management
Ordinary	2,534,891,646	6,728,215	2,541,619,861	201,786	0	2,541,821,647
votes cast in %	99.74%	0.27%		0.00%
representation of sc in %	99.73%	0.27%	99.99%	0.01%	0.00%
total sc in %	75.93%	0.20%	76.13%	0.01%	0.00%
Total	2,534,891,646	6,728,215	2,541,619,861	201,786	0	2,541,821,647

Agenda item 16.2 Approval of the board of directors’ guidelines on remuneration linked to the development of the company’s share price
Ordinary	2,523,270,817	18,365,234	2,541,636,051	185,596	0	2,541,821,647
votes cast in %	99.28%	0.72%		0.00%
representation of sc in %	99.27%	0.72%	99.99%	0.01%	0.00%
total sc in %	75.58%	0.55%	76.13%	0.01%	0.00%
Total	2,523,270,817	18,365,234	2,541,636,051	185,596	0	2,541,821,647

Agenda item 17 Approval of remuneration for the company’s external auditor for 2019
Ordinary	2,541,352,287	307,274	2,541,659,561	162,086	0	2,541,821,647
votes cast in %	99.99%	0.01%		0.00%
representation of sc in %	99.98%	0.01%	99.99%	0.01%	0.00%
total sc in %	76.12%	0.01%	76.13%	0.01%	0.00%
Total	2,541,352,287	307,274	2,541,659,561	162,086	0	2,541,821,647

Agenda item 18.1 Election of members to the corporate assembly: Member Tone Lunde Bakker (re-election, nominated as chair)
Ordinary	2,541,495,334	136,847	2,541,632,181	189,466	0	2,541,821,647
votes cast in %	100.00%	0.01%		0.00%
representation of sc in %	99.99%	0.01%	99.99%	0.01%	0.00%
total sc in %	76.12%	0.00%	76.13%	0.01%	0.00%
Total	2,541,495,334	136,847	2,541,632,181	189,466	0	2,541,821,647

Agenda item 18.2 Election of members to the corporate assembly: Member Nils Bastiansen (re-election, nominated as deputy chair)
Ordinary	2,541,477,682	155,279	2,541,632,961	188,686	0	2,541,821,647
votes cast in %	99.99%	0.01%		0.00%
representation of sc in %	99.99%	0.01%	99.99%	0.01%	0.00%
total sc in %	76.12%	0.01%	76.13%	0.01%	0.00%
Total	2,541,477,682	155,279	2,541,632,961	188,686	0	2,541,821,647

Agenda item 18.3 Election of members to the corporate assembly: Member Greger Mannsverk (re-election)
Ordinary	2,541,485,192	145,825	2,541,631,017	190,630	0	2,541,821,647
votes cast in %	99.99%	0.01%		0.00%
representation of sc in %	99.99%	0.01%	99.99%	0.01%	0.00%
total sc in %	76.12%	0.00%	76.13%	0.01%	0.00%
Total	2,541,485,192	145,825	2,541,631,017	190,630	0	2,541,821,647

Agenda item 18.4 Election of members to the corporate assembly: Member Terje Venold (re-election)
Ordinary	2,541,484,227	147,105	2,541,631,332	190,315	0	2,541,821,647
votes cast in %	99.99%	0.01%		0.00%
representation of sc in %	99.99%	0.01%	99.99%	0.01%	0.00%
total sc in %	76.12%	0.00%	76.13%	0.01%	0.00%
Total	2,541,484,227	147,105	2,541,631,332	190,315	0	2,541,821,647

Agenda item 18.5 Election of members to the corporate assembly: Member Kjersti Kleven (re-election)
Ordinary	2,541,492,653	138,918	2,541,631,571	190,076	0	2,541,821,647
votes cast in %	100.0%	0.01%		0.00%
representation of sc in %	99.99%	0.01%	99.99%	0.01%	0.00%
total sc in %	76.12%	0.00%	76.13%	0.01%	0.00%
Total	2,541,492,653	138,918	2,541,631,571	190,076	0	2,541,821,647

Agenda item 18.6 Election of members to the corporate assembly: Member Finn Kinserdal (re-election)
Ordinary	2,541,484,258	146,779	2,541,631,037	190,610	0	2,541,821,647
votes cast in %	99.99%	0.01%		0.00%
representation of sc in %	99.99%	0.01%	99.99%	0.01%	0.00%
total sc in %	76.12%	0.00%	76.13%	0.01%	0.00%
Total	2,541,484,258	146,779	2,541,631,037	190,610	0	2,541,821,647

Agenda item 18.7 Election of members to the corporate assembly: Member Jarle Roth (re-election)
Ordinary	2,541,486,232	146,409	2,541,632,641	189,006	0	2,541,821,647
votes cast in %	99.99%	0.01%		0.00%
representation of sc in %	99.99%	0.01%	99.99%	0.01%	0.00%
total sc in %	76.12%	0.00%	76.13%	0.01%	0.00%
Total	2,541,486,232	146,409	2,541,632,641	189,006	0	2,541,821,647

Agenda item 18.8 Election of members to the corporate assembly: Member Kari Skeidsvoll Moe (re-election)
Ordinary	2,541,490,355	137,672	2,541,628,027	193,620	0	2,541,821,647
votes cast in %	100.00%	0.01%		0.00%
representation of sc in %	99.99%	0.01%	99.99%	0.01%	0.00%
total sc in %	76.12%	0.00%	76.13%	0.01%	0.00%
Total	2,541,490,355	137,672	2,541,628,027	193,620	0	2,541,821,647

Agenda item 18.9 Election of members to the corporate assembly: Member Kjerstin Fyllingen (new election, former 1. deputy member)
Ordinary	2,541,487,602	151,582	2,541,639,184	182,463	0	2,541,821,647
votes cast in %	99.99%	0.01%		0.00%
representation of sc in %	99.99%	0.01%	99.99%	0.01%	0.00%
total sc in %	76.12%	0.01%	76.13%	0.01%	0.00%
Total	2,541,487,602	151,582	2,541,639,184	182,463	0	2,541,821,647

Agenda item 18.10 Election of members to the corporate assembly: Member Kjerstin Rasmussen Braathen (new election)
Ordinary	2,541,473,168	152,011	2,541,625,179	196,468	0	2,541,821,647
votes cast in %	99.99%	0.01%		0.00%
representation of sc in %	99.99%	0.01%	99.99%	0.01%	0.00%
total sc in %	76.12%	0.01%	76.13%	0.01%	0.00%
Total	2,541,473,168	152,011	2,541,625,179	196,468	0	2,541,821,647

Agenda item 18.11 Election of members to the corporate assembly: Member Mari Rege (new election)
Ordinary	2,541,486,199	142,935	2,541,629,134	192,513	0	2,541,821,647
votes cast in %	99.99%	0.01%		0.00%
representation of sc in %	99.99%	0.01%	99.99%	0.01%	0.00%
total sc in %	76.12%	0.00%	76.13%	0.01%	0.00%
Total	2,541,486,199	142,935	2,541,629,134	192,513	0	2,541,821,647

Agenda item 18.12 Election of members to the corporate assembly: Member Brynjar Kristian Forbergskog (new election)
Ordinary	2,541,466,110	152,813	2,541,618,923	202,724	0	2,541,821,647
votes cast in %	99.99%	0.01%		0.00%
representation of sc in %	99.99%	0.01%	99.99%	0.01%	0.00%
total sc in %	76.12%	0.01%	76.13%	0.01%	0.00%
Total	2,541,466,110	152,813	2,541,618,923	202,724	0	2,541,821,647

Agenda item 18.13 Election of members to the corporate assembly: 1. deputy member: Knut Nesse (new election)
Ordinary	2,541,007,573	613,323	2,541,620,896	200,751	0	2,541,821,647
votes cast in %	99.98%	0.02%		0.00%
representation of sc in %	99.97%	0.02%	99.99%	0.01%	0.00%
total sc in %	76.11%	0.02%	76.13%	0.01%	0.00%
Total	2,541,007,573	613,323	2,541,620,896	200,751	0	2,541,821,647

Agenda item 18.14 Election of members to the corporate assembly: 2. deputy member: Trond Straume (new election)
Ordinary	2,541,007,769	613,343	2,541,621,112	200,535	0	2,541,821,647
votes cast in %	99.98%	0.02%		0.00%
representation of sc in %	99.97%	0.02%	99.99%	0.01%	0.00%
total sc in %	76.11%	0.02%	76.13%	0.01%	0.00%
Total	2,541,007,769	613,343	2,541,621,112	200,535	0	2,541,821,647

Agenda item 18.15 Election of members to the corporate assembly: 3. deputy member: Nina Kivijervi Jonassen (re-election)
Ordinary	2,540,980,723	644,799	2,541,625,522	196,125	0	2,541,821,647
votes cast in %	99.98%	0.03%		0.00%
representation of sc in %	99.97%	0.03%	99.99%	0.01%	0.00%
total sc in %	76.11%	0.02%	76.13%	0.01%	0.00%
Total	2,540,980,723	644,799	2,541,625,522	196,125	0	2,541,821,647

Agenda item 18.16 Election of members to the corporate assembly: 4. deputy member: Martin Wien Fjell (re-election)
Ordinary	2,541,000,614	625,321	2,541,625,935	195,712	0	2,541,821,647
votes cast in %	99.98%	0.03%		0.00%
representation of sc in %	99.97%	0.03%	99.99%	0.01%	0.00%
total sc in %	76.11%	0.02%	76.13%	0.01%	0.00%
Total	2,541,000,614	625,321	2,541,625,935	195,712	0	2,541,821,647

Agenda item 19 Determination of remuneration for the corporate assembly members
Ordinary	2,541,550,949	103,897	2,541,654,846	166,801	0	2,541,821,647
votes cast in %	100.00%	0.00%		0.00%
representation of sc in %	99.99%	0.00%	99.99%	0.01%	0.00%
total sc in %	76.13%	0.00%	76.13%	0.01%	0.00%
Total	2,541,550,949	103,897	2,541,654,846	166,801	0	2,541,821,647

Agenda item 20.1 Election of members to the nomination committee: Chair Tone Lunde Bakker (re-election as chair)
Ordinary	2,538,968,445	2,686,420	2,541,654,865	166,782	0	2,541,821,647
votes cast in %	99.89%	0.11%		0.00%
representation of sc in %	99.89%	0.11%	99.99%	0.01%	0.00%
total sc in %	76.05%	0.08%	76.13%	0.01%	0.00%
Total	2,538,968,445	2,686,420	2,541,654,865	166,782	0	2,541,821,647

Agenda item 20.2 Election of members to the nomination committee: Member Bjørn Ståle Haavik with personal deputy member Andreas Hilding Eriksen (new election)
Ordinary	2,538,970,253	2,677,775	2,541,648,028	173,619	0	2,541,821,647
votes cast in %	99.90%	0.11%		0.00%
representation of sc in %	99.89%	0.11%	99.99%	0.01%	0.00%
total sc in %	76.05%	0.08%	76.13%	0.01%	0.00%
Total	2,538,970,253	2,677,775	2,541,648,028	173,619	0	2,541,821,647

Agenda item 20.3 Election of members to the nomination committee: Member Jarle Roth (re-election)
Ordinary	2,541,344,011	310,463	2,541,654,474	167,173	0	2,541,821,647
votes cast in %	99.99%	0.01%		0.00%
representation of sc in %	99.98%	0.01%	99.99%	0.01%	0.00%
total sc in %	76.12%	0.01%	76.13%	0.01%	0.00%
Total	2,541,344,011	310,463	2,541,654,474	167,173	0	2,541,821,647

Agenda item 20.4 Election of members to the nomination committee: Member Berit L. Henriksen (re-election)
Ordinary	2,538,971,541	2,678,279	2,541,649,820	171,827	0	2,541,821,647
votes cast in %	99.90%	0.11%		0.00%
representation of sc in %	99.89%	0.11%	99.99%	0.01%	0.00%
total sc in %	76.05%	0.08%	76.13%	0.01%	0.00%
Total	2,538,971,541	2,678,279	2,541,649,820	171,827	0	2,541,821,647

Agenda item 21 Determination of remuneration to the nomination committee members
Ordinary	2,541,543,141	110,491	2,541,653,632	168,015	0	2,541,821,647
votes cast in %	100.00%	0.00%		0.00%
representation of sc in %	99.99%	0.00%	99.99%	0.01%	0.00%
total sc in %	76.13%	0.00%	76.13%	0.01%	0.00%
Total	2,541,543,141	110,491	2,541,653,632	168,015	0	2,541,821,647

Agenda item 22 Authorisation to acquire Equinor ASA shares in the market to continue operation of the share savings plan for employees
Ordinary	2,500,200,775	41,511,782	2,541,712,557	109,090	0	2,541,821,647
votes cast in %	98.37%	1.63%		0.00%
representation of sc in %	98.36%	1.63%	100.00%	0.00%	0.00%
total sc in %	74.89%	1.24%	76.13%	0.00%	0.00%
Total	2,500,200,775	41,511,782	2,541,712,557	109,090	0	2,541,821,647

Agenda item 23 Authorisation to acquire Equinor ASA shares in the market for subsequent annulment
Ordinary	2,536,149,460	5,449,286	2,541,598,746	222,901	0	2,541,821,647
votes cast in %	99.79%	0.21%		0.00%
representation of sc in %	99.78%	0.21%	99.99%	0.01%	0.00%
total sc in %	75.96%	0.16%	76.13%	0.01%	0.00%
Total	2,536,149,460	5,449,286	2,541,598,746	222,901	0	2,541,821,647

Registrar for the company:
DNB Bank ASA

[Signed]___________________________
Signature company:
EQUINOR ASA

[Signed]________________________

Share information

Name	Total number of shares	Nominal value	Share capital	Voting rights
Ordinary	3,338,661,219	2.50	8,346,653,047.50	Yes
Sum:

§ 5-17 Generally majority requirement requires majority of the given votes
§ 5-18 Amendment to resolution Requires two-thirds majority of the given votes like the issued share capital represented/attended on the general meeting

Contact persons:

Investor relations
Peter Hutton, senior vice president for investor relations,
Tel: +44 7881 918 792

Helge Hove Haldorsen, vice president for investor relations USA,
Tel: + 1 281 224 0140

Press
Bård Glad Pedersen, vice president for media relations,
Tel: +47 91 80 17 91

This information is subject to the disclosure requirements pursuant to section 5-12 of the Norwegian Securities Trading Act.

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

EQUINOR ASA (Registrant)
Dated: May 14, 2020	By:	___/s/ Lars Christian Bacher Name: Lars Christian Bacher Title: Chief Financial Officer